                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)
                               Rexene Corporation

                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    761683101
                                 (CUSIP Number)

                                 James W. Quinn
                          Allen & Company Incorporated

           711 Fifth Avenue, New York, New York 10022, (212) 832-8000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 2, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D

- ----------------------                                      ------------------
CUSIP No.761683101                                          Page 2 of 8 Pages
- ----------------------                                      ------------------

===============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Allen Investments III
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   N/A
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   New York
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
      105,400
- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
      105,400
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      105,400
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [X]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      less than 1%
 -------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
     PN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
222 1746 (9-88)

                                 SCHEDULE 13D

- -------------------                                         --------------------
CUSIP No.761683101                                          Page 3 of 8 Pages
- -------------------                                         --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AHI Investments III Inc.
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER

- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
     105,400
- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER

- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
     105,400
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,400
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [X]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

- -------------------                                    --------------------
CUSIP No.761683101                                     Page 4 of 8 Pages
- -------------------                                    --------------------

==============================================================================
1 NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stanley S. Shuman

- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [X]
- --------------------------------------------------------------------------------
3  SEC USE ONLY

- --------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     N/A
- --------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]

- --------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
- --------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
- --------------------------------------------------------------------------------
7  SOLE VOTING POWER
        77,500
- --------------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
- --------------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
        77,500
- --------------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        77,500
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [X]
- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than 1%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13D

- -------------------                                    --------------------
CUSIP No.761683101                                     Page 5 of 8 Pages
- -------------------                                    --------------------


     The Reporting Persons, hereby amend their Schedule 13D relating to the Common Stock, par value $0.01 per share, of Rexene Corporation as set forth below.

Item 5.   Interest in Securities of the Issuer

 (a) As of the close of business on April 2, 1996 the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares that were reported to be outstanding in the Issuer's Form 10-K for the year ended December 31, 1995).

                                AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D

- -------------------                                    --------------------
CUSIP No.761683101                                     Page 6 of 8 Pages
- -------------------                                    --------------------


================================================================================
        Name             Shares of Common Stock                  Percentage
- --------------------------------------------------------------------------------
Allen Investment III                    105,400(1)             less than 1%
- --------------------------------------------------------------------------------
AHI Investments III Inc.                105,400(1)(2)          less than 1%
- --------------------------------------------------------------------------------
Stanley Shuman                          77,500(1)              less than 1%
================================================================================

(1)The aggregate of 182,900 shares of the Common Stock owned by the Reporting Persons constitutes a portion of an aggregate of 575,049 shares of Common Stock which were purchased on March 9 and 10, 1995 in participation with the acquisition by Messrs. Stephen C. Swid ("SCS") and Stephen D. Weinroth ("SDW") of beneficial ownership of such 575,049 shares of Common Stock in two block
 trades over the New York Stock Exchange ("NYSE").   On March 21, 22, and 25 and
 April 2, 1996, the Reporting Persons sold an aggregate of 53,100 shares of Common Stock in participation with the sale by SCS and SDW of an aggregate of 271,000 shares of Common Stock in four block trades over the NYSE. The Common Stock so acquired by SCS and SDW, together with the Common Stock beneficially owned by them and acquired prior to March 9, 1995, represented approximately 6.4% of the outstanding Common Stock as reported in a statement on Schedule 13D filed by SCS and SDW. Solely by virtue of the participation by the Reporting Persons in the purchase of Common Stock with SCS and SDW in the two block purchases described above, the Reporting Persons may be deemed to be part of a "group" together with SCS and SDW within the meaning of Rule 13d-5.However, no agreement exists between either of the Reporting Persons and either of SCS and SDW with respect to any further acquisitions of the Common Stock or the holding, voting or disposing of the Common Stock. Each Reporting Person disclaims (i) beneficial ownership of the Common Stock beneficially owned by SCS or SDW and (ii) being part of a "group" together with SCS and SDW within the meaning of Rule 13d-5. The Reporting Persons have been informed by SCS and SDW that SCS and SDW have filed with the Securities and Exchange Commission an amendment to their statement on Schedule 13D with respect to their beneficial ownership of the Common Stock and the transactions described in this Note (1). Such amendment to SCS and SDW's Schedule 13D states that SCS and SDW have ceased to beneficially own 5% of the Common Stock.

- -------------------                           --------------------
CUSIP No.761683101                            Page 7 of 8 Pages
- -------------------                           --------------------



(2) The 105,400 shares of Common Stock owned by Allen Investments are also attributable to AHI Investments, the sole general partner of Allen Investments.

       (b) Allen Investments shares with AHI Investments, its sole general partner, the power to vote and shares the power the determine the disposition of the Common Stock herein. Stanley S. Shuman has sole power to vote or to direct the disposition of the Common Stock which Mr. Shuman owns personally as reported in Item 5(a) of this Schedule 13D.


       (c) The following table sets forth the transactions effected by each of the Reporting Persons since the Reporting Persons' last Schedule 13D relating to the Issuer. Unless otherwise noted, each of the transactions set forth below reflects a sale effected by means of trades on the New York Stock Exchange.




              Price Per
Trade Date    Share ($)     Allen III         AHI III            SHUMAN
- ---------------------------------------------------------------------------------
3/21          13.39         6,120             0                  4,500
- ---------------------------------------------------------------------------------
3/22          13.75           353              0                   259
- ---------------------------------------------------------------------------------
3/25          13.75         2,344             0                  1,724
- ---------------------------------------------------------------------------------
4/2           13.52         21,783            0                 16,017
- ---------------------------------------------------------------------------------

- ------------
As described in Note (1) to the table set forth in Item 5(a), on March 21, 22, 25 and April 2, 1996, the Reporting Persons sold an aggregate of 53,100 shares of Common Stock in participation with the sale by SCS and SDW of an aggregate of 271,000 shares of Common Stock.



(e) April 2, 1996.


/TABLE

                                                      Page 8 of 8 Pages



       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1996


Allen Investments III


  By:  ____________________________
           James W. Quinn
           President

AHI Investments III Inc.


  By:  ____________________________
           James W. Quinn
           President

Stanley S. Shuman


  By:  ____________________________
           Stanley S. Shuman

                                                  Page 8 of 8 Pages



       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 1996


Allen Investments III, Inc.


  By:  /s/James W. Quinn
           James W. Quinn
           President

AHI Investments III Inc.


  By:  /s/James W. Quinn
           James W. Quinn
           President

Stanley S. Shuman


  By:  /s/Stanley S. Shuman
           Stanley S. Shuman